Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Three months ended March 31,	Year ended December 31,
	2016	2015	2014	2013
			(in thousands)
Net loss from continuing operations	$(12,614)	$(30,781)	$(20,849)	$(18,600)
Fixed charges:
Interest expense	1,013	3,721	2,954	2,115
Estimated interest within rental expense	103	374	382	362
Total fixed charges	1,116	4,095	3,336	2,477
Net loss from continuing operations plus fixed charges	$(11,498)	$(26,686)	$(17,513)	$(16,123)

Ratio of earnings to fixed charges(1)	N/A	N/A	N/A	N/A

(1)                                                                                                                                 Due to the Company’s loss from continuing operations for the three months ended March 31, 2016 and for the years ended December 31, 2015, 2014 and 2013, earnings were insufficient to cover fixed charges by $(12,614), $(30,781), $(20,849) and $(18,600), respectively.